Exhibit 77(C): Matters to a vote of security holders (Unaudited)

A special meeting of the shareholders (the “Meeting”) of the Lord Abbett Large Cap Value Fund (the “Acquired Fund”) was held on May 18, 2012. The Acquired Fund was a series of the Lord Abbett Securities Trust (the “Company”).

The Meeting was held for the purpose of approving a Plan of Reorganization between the Acquired Fund and the Lord Abbett Fundamental Equity Fund (the “Acquiring Fund”), a series of the Company, providing for: (a) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for shares of the corresponding class of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund; (b) the pro rata distribution of such shares to the shareholders of the Acquired Fund; and (c) the termination of the Acquired Fund.

The results of the shareholder votes on the preceding matter were as follows:

Matter	Votes For	Votes Against	Abstentions

Proposal – Approval of Plan of Reorganization between the Lord Abbett Large Cap Value Fund and the Lord Abbett Fundamental Equity Fund.	1,872,475.370	376,963.490	66,995.293